CEMEX, S.A.B. de C.V.
Av. Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León
México 66265

June 12, 2012

VIA FEDERAL EXPRESS AND EDGAR
Mr. Rufus Decker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	CEMEX, S.A.B. de C.V. (File No. 001-14946)
Form 20-F for the Fiscal Year Ended December 31, 2011

Dear Mr. Decker:

We have received your letter of June 7, 2012, and thank you for your comments to our 2011 Annual Report on Form 20-F.  Your letter requests us to inform you as to when we will provide a response to your comments.  As discussed with you, we are in the process of considering your comments and preparing our response.  However, given that the company's internal accountants are extremely busy closing the books for May 2012 and are also working on the company's financial statements for the quarter ended June 30, 2012, we currently expect that we will be able to provide a response by July 9, 2012.  While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

If you have any questions or require additional information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, or the undersigned at (212) 317-6005.

Very truly yours,

/s/ Guillermo Francisco Hernández Morales
Guillermo Francisco Hernández Morales
Attorney-in-Fact / General Counsel North America and Trading

cc:	Gregory A. Fernicola
Adam G. Waitman
Hugo F. Triaca

Skadden, Arps, Slate, Meagher & Flom LLP